CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

August 23, 2007

TSX Venture Exchange Symbol: CMA

  OTC Bulletin Board Symbol:  CRMXF

 U.S. 20-F Registration:  000-29870

  Frankfurt Stock Exchange:  DFL

CREAM MINERALS SUPPORTS APPLICATION
FOR MINING LICENCES ON THE SEWA RIVER, SIERRA LEONE

Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”) is pleased to report that its joint venture partner, Casierra Development Fund Inc (“CDF”) has applied for mining licences covering 31 acres (12 hectares) within its diamond exploration licence on the Sewa River in Sierra Leone.  This will enable the joint venture to continue bulk sampling and start small scale mining of alluvial diamonds and gold.  If, as anticipated, the licences are granted, the joint venture will be in a legal position to sell any production results after submitting the gem stones to the Government of Sierra Leone for royalty payment and the Kimberley Process Certification.

This positive development has resulted from several years of work in exploration on the river and its banks, and negotiations with local stakeholders and relevant government departments.  The mining licence area was the subject of a successful initial bulk sampling test program earlier this year where 10 diamonds were recovered from six cubic metres of alluvial gravels (see news release issued 23rd May 2007).  The bulk sampling program was halted in June because of the onset of the rainy season and work is now underway to enlarge camp facilities for an expanded operation.

Cream earned a 70% interest in the diamond holdings of CDF in the Sewa River and a 63% interest in offshore licences at the mouths of the Mano and Moa Rivers.  This interest was registered with the Sierra Leone Government in 2006.  Cream Minerals could be a significant beneficiary of any future production from the diamond mining licences.  The further expenditures to achieve a small scale capability are estimated to be in the order of US$1,500,000.  This initial capital cost is very small compared to that of the much larger hard rock mines brought into production elsewhere in recent years.  The bulk sampling program is planned to start this October with the assembly of a very experienced group of marine engineers and Canadian placer miners.

Cream has been represented in Sierra Leone by Ronald M. Lang, Sierra Leone Project Coordinator, and Ben Ainsworth, Sierra Leone Project Manager.  The Company has carried out several initiatives to engage the support of the local stakeholders.  A serious effort has been made to keep an open approach to the project for the people whose lives will be closely affected by the economic benefits and changes due to a successful operation.

Other measures have been taken by Cream to start moving the operations from the exploration stage towards the production stage.  These include security planning and the initiation of infrastructure related to schools, medical facilities and civil engineering needs within the licence area.  Sierra Leone is developing its political stability and today appears to be a West African nation that is maturing into a stable future.

This project update was prepared by Benjamin Ainsworth, PEng., in his capacity as Cream’s “Qualified Person” for the Sierra Leone Project for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects".

For further information on Cream’s projects, visit www.creamminerals.com.

Frank A. Lang, P. Eng.

President & CEO

For further information please contact:

Investor Relations at Cream Minerals Ltd.

Tel:  (604) 687- 4622   Fax:  (604) 687-4212   Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

OR

Linda Armstrong, Vice President
CHF Investor Relations
Phone: (416) 868-1079, Ext. 229
Email: Linda@chfir.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.